United States securities and exchange commission logo





                            November 4, 2022

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: KludeIn I
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 19,
2022
                                                            File No. 333-265952

       Dear Mini Krishnamoorthy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

       Amendment No. 2 to Form S-4 filed October 19, 2022

       Directors and Officers of KludeIn Following the Closing, page 107

   1. You acknowledge that the Merger Agreement provides that the post-closing board will consist of seven
directors, but that KludeIn and Near have agreed to take all necessary action such that
KludeIn   s board of directors will consist of five directors at closing.
                                                        Revise to identify the
document or exhibit reflecting this agreement between KludeIn and
                                                        Near. Disclose the
procedural steps that the parties need to take to effect this change.
                                                        Finally, identify the
three directors who are expected to serve on the combined company's board as independent
directors under applicable Nasdaq rules.
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany 4,
November   NameKludeIn
              2022        I Acquisition Corp.
November
Page 2     4, 2022 Page 2
FirstName LastName
Background of the Business Combination, page 114

2. We note your disclosure on page 121 that KludeIn has continued to actively pursue and negotiate PIPE financing with various investors. Given that this disclosure is in the
         "background of the business combination" section, it is unclear whether such negotiations are ongoing. With a view toward revised disclosure, please tell us whether the parties continue to pursue additional financing, and if so, how you intend to make investors aware of any developments in this regard prior to the special meeting. Information About Near
Onboard, Retain and Expand, page 201

3. We note your response and revised disclosures to prior comment 10. Please further revise to explain what products, (e.g. Vista, Pinnacle, Allspark, Engage and Compass), are
         included in a typical subscription. Disclose whether such subscriptions include any deliverables or whether deliverables are always considered an
add-on    feature/option.
         Clarify whether customers have access to all products under a typical subscription or whether there are different subscription types offered that allow access to different products.
4. We note you also offer a managed subscription option that provides a premium experience for customers who use your marketing intelligence products. Please revise to clarify what is included in this managed subscription option (e.g. the platform products as well as deliverables) versus a typical subscription, and clearly explain how these two subscription types differ. In your response, please clarify what is meant by your reference on page 202 to handling "all aspects of the marketing campaign" for your managed subscriptions and what impact, if any, such services have on your accounting. In addition, tell us how much revenue was recognized in each period presented related to these managed subscriptions.
Management's Discussion and Analysis and Results of Operations of Near
Key Performance Metric - Net Revenue Retention, page 209

5.       We note your response to prior comment 11. Please explain to us how
Uber Media   s
         customers are factored into the net revenue retention rates (NRR) currently disclosed. In this regard, assuming NRR for December 31, 2021 starts with revenue from your customer base at December 31, 2020 and compares that to revenue from that same set of customers at December 31, 2021, clarify if Uber Media's customers are included in such
         measure. Similarly, tell us whether Uber Media   s customers are
included in your
         customer base at March 31, 2021 in order to calculate the NRR for March 31, 2022. If so,
         tell us how you determine the amount of revenue from Uber Media   s
customers used in
         such calculations considering the merger closed on March 31, 2021. Revise your disclosures as necessary to clarify how Uber Media's customer base factors into your calculations.
 Mini Krishnamoorthy
KludeIn I Acquisition Corp.
November 4, 2022
Page 3
Notes to Consolidated Financial Statements of Near Intelligence Holdings Inc. and Subsidiaries
Note 2. Summary of significant accounting policies
q) Revenue recognition, page F-63

6. Please explain in more detail how you account for your variable subscriptions. In this regard, we note from your revised disclosures on page 201 that you offer tiered pricing as the volume of requests/downloads increases. Explain whether the customer receives a price discount within the one-year contract term if, for example, they reach another tier after the first month. Describe how you estimate and constrain this variable consideration at contract inception and revise to disclose this information here. Refer to ASC 606-10-
      32-8 and 32-11. Finally, tell us how much revenue was recognized in each period presented related to variable versus fixed contracts and, if material, revise to disclose this information.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202)
551-7951 with any other questions.



                                                             Sincerely,
FirstName LastNameMini Krishnamoorthy
                                                             Division of
Corporation Finance
Comapany NameKludeIn I Acquisition Corp.
                                                             Office of
Technology
November 4, 2022 Page 3
cc:       Benjamin S. Reichel
FirstName LastName